[Letterhead of Stoel Rives LLP]

NATHAN W. JONES
Direct (801) 578-6943
nwjones@stoel.com

August 26, 2010

Via EDGAR Transmission, Facsimile and Express Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attn:                    Terence O’Brien

Jay E. Ingram

Edward M. Kelly

Jenn Do

Re:                             Huntsman Corporation

Form 10-K for the fiscal year ended December 31, 2009

Filed February 19, 2010

Definitive Proxy Statement on Schedule 14A filed March 26, 2010

Form 10-Q for the period ended March 31, 2010

File No. 001-32427

Ladies and Gentlemen:

On behalf of Huntsman Corporation and Huntsman International LLC, we are submitting this correspondence in response to the comments provided in your letter dated August 12, 2010 with respect to the Huntsman Corporation and Huntsman International LLC (collectively, the “company”) Annual Report on Form 10-K referenced above (the “2009 10-K”), the Huntsman Corporation Definitive Proxy Statement on Schedule 14A referenced above and the Huntsman Corporation and Huntsman International LLC Form 10-Q for the period ended March 31, 2010 referenced above (the “Q1 2010 10-Q”). For your convenience, we have repeated each of your comments below in the order presented in your letter, followed by the company’s response.

Form 10-K for the year ended December 31, 2009

2009 Annual Report on Form 10-K, page ii

1.               We note the phrase “within the meaning of the federal securities laws” in the first paragraph here and in the first paragraph on page 69 of the March 31, 2010 10-Q.  In future filings, revise the disclosure to make clear that the safe harbor provision in the Private Securities Litigation Reform Act of 1995 is inapplicable to a forward looking statement relating to the operations of Huntsman International LLC because it is a limited liability company.  See Section 21E(b)(2)(E) of the Exchange Act.

Response:

The company will revise its applicable future filings in accordance with this comment.

2.               We note the disclaimer “but there can be no assurance as to the accuracy and completeness of such information” in the fourth paragraph.  Since you may not disclaim responsibility for information that you have included in the Form 10-K, please delete the disclaimer in future filings.

Response:

The company will revise its applicable future filings in accordance with this comment.

Risk Factors, page 35

3.               We note your disclosure on page 14 that bisphenol A is a principal raw material purchased in the Advanced Materials segment.  Please tell us your consideration for adding a risk factor to discuss the potential health consequences of using this chemical in your products and to address the attendant operational and financial impacts that may reasonably be expected as a result of such use, and/or as a result of finding alternatives to bisphenal A, including material claims that may arise from your customers or end-users.

Response:

The company uses bisphenol A (“BPA”) as a raw material for the synthesis of epoxy resins.  Regulators worldwide currently consider exposure to BPA from proper use of epoxy resins to be a negligible health risk. The company does not produce epoxy resins that go into the manufacture of liquid infant formula packaging, infant bottles, or any other polycarbonate products.  The company’s BPA-containing products used by its customers in food container applications comprised only $13 million, or less than 0.2%, of the company’s 2009 annual sales. The company has little to no exposure to the direct consumer market in the U.S., Canada or Mexico. The company does not expect to be affected by possible voluntary actions of retailers to remove BPA-containing products.  The company is not a party to any threatened, pending or actual lawsuits pertaining to BPA. Because the company does not consider the use of BPA in certain of its products to be a significant risk, it did not include a risk factor pertaining to it.

4.               We note the risk factor on page 36 that financial difficulties and related problems at your customers, vendors, suppliers and other business partners could have a material adverse effect on your business.  Please tell us your consideration for addressing herein the fact that Chemtura Corporation, with whom you own the Rubicon LLC joint venture, remains a debtor-in-possession, since filing for Chapter 11 bankruptcy in March 2009.

Response:

Although Chemtura, the company’s partner in Rubicon LLC (the “JV” or “Rubicon”), is currently a debtor-in-possession, there are several mitigating factors which lessen the risks posed to Rubicon and to the company.

Rubicon itself holds no cash. Rubicon is funded by its members. Chemtura funds its portion of the JV in advance, semimonthly, based on an agreement entered into prior to Chemtura’s bankruptcy filing in 2009. In the time since Chemtura filed for bankruptcy, it has consistently and timely funded its portion of the operations in accordance with this agreement.

Rubicon exists for the purpose of manufacturing aniline.  Aniline is used by the company in the production of MDI and in the production of DPA, which is used by Chemtura. The company is entitled to approximately 78% of the aniline and bears a proportional amount of related costs. In addition to owning and operating the aniline facilities, Rubicon also owns the DPA facilities (100% allocation to Chemtura), buildings, waste facilities and land. The JV has no long-term third party debt. If Chemtura were to fail to fund its portion of the JV, then Rubicon would reduce its production of aniline and supply only the company’s requirement. If this scenario occurred, then the company would potentially be required to fund additional fixed costs of approximately $10 million annually.

Because Chemtura has consistently prefunded its portion of the JV cash requirements and the JV has no long-term third party debt, the company does not believe Chemtura poses a significant risk. Accordingly, the company did not specifically note its exposure to Chemtura in its risk factor.

Management’s Discussion and Analysis, page 62

Results of Operations, page 64

5.               We note your disclosure on pages 67-68 that cash provided by operating activities is the liquidity measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA, as well as the reconciliation between the two measures.  This disclosure and reconciliation, however, is not included in your press releases.  Please ensure all future press releases contain this disclosure.  Refer to the Instructions to Item 2.02 of Form 8-K and Question 105.06 of the Non-GAAP C&DI.

Response:

In response to the Staff’s comment, the company reexamined its view of EBITDA as a liquidity measure. As a result, the company has determined that, because of certain limitations inherent with using EBITDA as a liquidity measure, going forward it will use EBITDA solely as a performance measure and not as a liquidity measure in its filed reports and earnings releases. Specifically, future disclosures concerning EBITDA will indicate that management uses EBITDA as a performance measure and will no longer indicate that EBITDA is used as a liquidity measure. Accordingly, the company will provide a reconciliation of EBITDA to net income (loss) in future earnings releases and filed reports but will not provide a reconciliation of EBITDA to cash flow from operations.

6.               Your press releases and slide presentations appear to place much greater emphasis on other non-GAAP measures such as Adjusted EBITDA, Adjusted EBITDA from discontinued operations, Adjusted net income and Adjusted net income from discontinued operations.  However, you discuss only the singular non-GAAP measure of EBITDA in the Form 10-K.  In some cases, the measures included only in your press releases provide a very different indication of performance and trends than EBITDA.

Please tell us how you considered the need to include these measures in your Forms 10-Q and 10-K, along with appropriate disclosure, in order to convey a consistent discussion of your results, liquidity and financial condition.

Response:

In future periodic filings, the company will include Adjusted EBITDA information whenever such information is included in a corresponding earnings release. In addition, the company will carefully evaluate the disclosure of non-GAAP financial measures in future earnings releases and will include any information in its filed reports necessary to comply with Item 10(e) of Regulation S-K.

The company notes that it uses Adjusted EBITDA information, in addition to GAAP measures and EBITDA, in managing its business. However, the company’s management generally does not use Adjusted EBITDA from discontinued operations, Adjusted net income and Adjusted net income from discontinued operations. The company provides these additional non-GAAP financial measures in response to requests from the investment community. These measures are included in earnings releases to ensure that all investors have access to the same information and to avoid potential concerns with Regulation FD.

The company further notes that, while in the past it has not referred to non-GAAP financial measures in its filed reports (other than EBITDA), the information necessary to compute Adjusted EBITDA is included in its filed reports (for example, see page 66 of the 2009 10-K and page 73 of the Q1 2010 10-Q). Taking into account this information, the company believes its filed reports and earnings releases provide a consistent analysis of the company’s performance and trends.

Definitive Proxy Statement on Schedule 14A filed March 26. 2010

Grants of Plan-Based Awards in Fiscal 2009

7.               Please confirm that the amount reported in the “Grant Date Fair Value of Stock and Option Awards” column represents the full grant date fair value of the equity awards granted in 2009 and explain why the amounts reported in this column do not correspond with the total amount reported in the stock and option awards columns of the summary compensation table.

Response:

The company confirms that the amounts reported in the “Grant Date Fair Value of Stock and Option Awards” column of the Grants of Plan-Based Awards in Fiscal 2009 table represent the full grant date fair value of the equity awards granted during fiscal year 2009.  The amounts reported in the “Stock awards” and “Option awards” columns of the Summary Compensation Table represent the total dollar amount recognized for financial statement reporting purposes for the applicable fiscal year with respect to stock and option awards held by the named executive officers.  In future filings, the company will report in the “Stock awards” and “Option awards” columns of the Summary Compensation Table the full grant date fair value (computed in accordance with ASC Topic 718) only for awards granted during the applicable fiscal year, and such amounts for the most recent fiscal year will be consistent with the amounts reported in the “Grant Date Fair Value of Stock and Option Awards” column of the Grants of Plan-Based Awards table.

Form 10-Q for the period ended March 31, 2010

Management’s Discussion and Analysis, page 69

Results of Operations, page 71

8.               You state on page 56 you released a valuation allowance of $14 million on your Australia net deferred tax assets, primarily as a result of discontinuing the operations of the styrenics business.  Please confirm for us and disclose in future filings that, if true, the release was due to the write off of the deferred assets related to the styrenics business.  It is also not clear why this impact was not included on page 77 when discussing the change in your income tax expense for the quarter.  Please advise.

Response:

The release of the valuation allowance was not due to a write-off of deferred tax assets related to the discontinued styrenics business.

The discontinued Australian styrenics business was one of several entities filing its tax return in a multiple entry consolidated (“MEC”) group pursuant to Australian tax law. Prior to the shut-down of the styrenics business the consolidated MEC group was in a cumulative loss position and had built-up unutilized MEC net operating losses for carry forward to future periods. Based on the amount of negative evidence, a full valuation allowance was placed on the MEC group losses because it was not more-likely-than-not that the losses could be utilized. Following the shut-down of the Australian styrenics business, the remaining members of the MEC group are expected to be in an income position, as the styrenics business was the entity giving rise to the overall MEC group loss. Given that Australian tax law allows the remaining MEC group members to utilize the losses from the styrenics business, the company released $14 million of valuation allowance previously recorded against the MEC group losses as such losses will more-likely-than-not be utilizable by the remaining members of the MEC group in future periods.

Further, in an effort to be complete, yet concise, the sentence on page 77—“For further information concerning taxes, see “Note 19. Income Taxes” to our condensed consolidated financial statements (unaudited) included elsewhere in this report”—is intended to direct the reader of the financial statements to the tax footnote with its full discussion of tax results, including discussion of the release of the $14 million of valuation allowance.

Liquidity and Capital Resources, page 81

9.               We note your statement on pages 82 and 84 that on April 26, 2010 you prepaid $124 million of Term Loan B and $40 million of Term Loan C with proceeds from “excess cash flow.”  We note this phrase has been changed to “cash flow from operations” on page 93 of the June 30, 2010 Form 10-Q.  These debts are obligations of Huntsman International, whose cash flows from operations have deceased successively, from $420 million at December 31, 2009, to ($376) million at March 31, 2010, to ($413) million at June 30, 2010.  As applicable in future filings, please clarify these prepayments are not from excess cash flow from operations during the period but result in a decrease in your cash balance.

Response:

The April 26, 2010 debt prepayments were made pursuant to the definition of “excess cash flow” in the agreement governing the company’s credit facilities.  The company will clarify in future filings that these prepayments were made from cash accumulated in prior periods.

Exhibit 10.1

10.         It appears that most exhibits and schedules to the credit agreement filed as exhibit A were not filed.  With your next Exchange Act report, please refile exhibit 10.1 in its entirety, including all exhibits and schedules to the credit agreement filed as exhibit A.

Response:

Exhibit 10.1 to the Q1 2010 10-Q is the fifth amendment (the “Amendment”) to the company’s credit agreement (the “Credit Agreement”). At the time the company filed the Amendment, it also filed all documents that were instruments to, or which impacted, the Credit Agreement, as amended. The exhibits and schedules to which the Staff refers that were not filed with the Amendment are not current. Those exhibits and schedules date back to the original Credit Agreement from 2005. Pursuant to information rights contained in the Credit Agreement, the company periodically provides creditors updated information as compared to the information contained in the original exhibits and schedules. Accordingly, the referenced exhibits and schedules are in most cases significantly outdated and the company believes it would be confusing and potentially misleading to present them in a current filing.

Exhibits 31.1 and 31.2

11.         We note that the introductory portion of paragraph 4 of the Section 302 certifications omits the internal control over financial reporting language: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).”  Please file an amendment to the Form 10-Q that contains corrected certifications.  We will not object to an abbreviated amendment that that consists of the cover page, an explanatory note, the signature page, and paragraphs 1, 2, 4, and 5 of the Section 302 certifications.

Response:

The company will file an amendment to the Q1 2010 10-Q that contains corrected certifications.

The company further acknowledges that

•                  it is responsible for the adequacy and accuracy of disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact the undersigned at (801) 578-6943.

Very truly yours,

STOEL RIVES LLP

/s/ Nathan W. Jones
Nathan W. Jones

cc:                                 J. Kimo Esplin

James R. Moore

L. Russell Healy

Randy W. Wright

Sean H. Pettey